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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. )


                              Oilgear Company
                            ____________________


                             (Name of Issuer)


                               Common Stock
                           ____________________

                     (Title of Class of Securities)


                                678042102
                          ____________________

                             (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             CUSIP No. 67804102

1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Reporting Person:

         MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805

2)     Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)     [  ]
        (b)     [  ]

3)     SEC Use Only

4)     Citizenship or Place of Organization:     Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:

5)     Sole Voting Power:            0

6)     Shared Voting Power:          617,854*

7)     Sole Dispositive Power:       0

8)     Shared Dispositive Power:     617,854*

9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                     617,854*

*Beneficial ownership of 617,854 shares is specifically disclaimed.
 See Item 4.

10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):        N/A

11)     Percent of Class Represented by Amount in Row 9:  50.85%

12)     Type of Reporting Person (See Instructions):      HC


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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

INSTRUCTIONS:

A. Statements containing the information required by this Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13-d(b) (2), if applicable.

B. Information contained in a form which is required to be filed by rules under Section 13(f) (15 USC 78m(f)) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a).     Name of Issuer:      Oilgear Company

Item 1(b).     Address of Issuer's Principal Executive Offices:

                            2300 S. 51st Street
                            Milwaukee, WI 53219

Item 2(a).     Name of Person Filing:      Marshall & Ilsley Corporation

Item 2(b).     Address or Principal Business Office or, if none, Residence:

                                      770 North Water Street
                                      Milwaukee, Wisconsin  53202

Item 2(c).     Citizenship:     Wisconsin Corporation

Item 2(d).     Title of Class of Securities:          Common Stock

Item 2(e).     CUSIP Number:          678042102

Item 3. If this statement is filed pursuant to rules 13d-1 (b) (1), or 13d-2 (b), check whether the person filing is a:
     (a)     [  ]     Broker or dealer registered under Section 15 of the Act
     (b)     [  ]     Bank as defined in Section 3 (a) (6) of the Act
     (c)     [  ]     Insurance Company as defined in Section 3 (a) (19) of the
                      Act
     (d)     [  ]     Investment Company registered under Section 8 of the
                      Investment Company Act
     (e)     [  ]     Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940
     (f)     [  ]     Employee Benefit Plan, Pension fund which is subject to
                      the provisions of the Employee Income Security Act of
                      1974 or Endowment fund:  see Sec. 240.13d-1(b)(1)(ii)(F)
     (g)     [XX]     Parent Holding Company, in accordance with Sec. 240.13d-1
                      (b)(1)(ii)(G) (Note:  See Item 7)
     (h)     [  ]     Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)

Item 4.     Ownership.

     (a)     Amount Beneficially Owned:         617,854*
     (b)     Percent of Class:     50.85%
     (c)     Number of shares as to which such person has:
             (i)     Sole power to vote or to direct the vote:    0
            (ii)     Shared power to vote or to direct the vote:  617,854*
           (iii)     Sole power to dispose or to direct the disposition of:  0
            (iv)     Shared power to dispose or to direct the disposition of:
                                                                  617,854*

*Includes 617,854 shares held in one or more employee benefit plans, where the Marshall & Ilsley Trust Company, as custodian, may be viewed as having voting or dispositive authority in certain situations pursuant to Department of Labor regulations or interpretations or federal case law. Pursuant to SEC Rule 13d-4, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of such securities.

Item 5.     Ownership of Five Percent or Less of a Class.     Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

In response to Item 6, bank trust beneficiaries and customers are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the subject securities. No such person is known to possess such in interest relating to more than 5% of the class of subject securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

                          M&I First National Bank
                          a national association
                          Tax Identification No.  39-0698093

                          Marshall & Ilsley Trust Company
                          a Wisconsin banking corporation
                          Tax Identification No. 39-1186267

                          Marshall & Ilsley Trust Company of Florida a Florida trust company
                          Tax Identification No.  39-1501473

                          M&I Marshall & Ilsley Trust Company of Arizona an Arizona trust company
                          Tax Identification No.  86-0320597

Item 8.     Identification and Classification of Members of the Group.
            Not applicable

Item 9.     Notice of Dissolution of Group.     Not applicable

Item 10.    Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 14, 1997

Signature:  /s/ Patricia R. Justiliano

Name/Title: Patricia R. Justiliano, Senior Vice President & Corporate Controller